December 22, 2008

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-0404
Attn: Russell Mancuso, Legal Branch Chief

Re:	Searchlight Minerals Corp.
Registration Statement on Form S-1/A
(File No. 333-132929)

Dear Mr. Mancuso:

On behalf of Searchlight Minerals Corp. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated August 15, 2008 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 (File No. 333-132929) which was filed on July 17, 2008.  The Company also has responded to the Comment Letter by the filing of the Pre-Effective Amendment No. 5 to the Registration Statement on Form S-1/A (the “Amended Registration Statement”) with the Commission.  The Amended Registration Statement has been filed electronically pursuant to EDGAR, and we will provide you with an additional copy, marked to show all changes.

Pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended (the ‘Securities Act”), and Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company has provided supplemental information in response to Comments 54, 61 and 66 below on a confidential, supplemental basis only and is not to be filed with or deemed part of the Registration Statement or the Company’s Exchange Act reports.  Pursuant to Rule 418(b) and Rule 12b-4, the Company requests that the supplemental information provided in response to Comments 54, 61 and 66 below be returned by registered mail to the Company promptly following completion of your review.

Pursuant to Rule 83 of the Freedom of Information Act, a request for confidential treatment by the Staff has been submitted concurrently with this letter to the Office of Freedom of Information.  This request for confidential treatment relates solely to the supplemental information provided in paper format to the Staff under separate cover letter, in response to Comments 54, 61 and 66 below.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

The following responses correspond to the numbered paragraphs in your Comment Letter.  The responses and undertakings contained in this letter are the positions of the Company, except as reflected in the response to your Comment 5 regarding the opinion of this firm included as Exhibit 5.1 to the Amended Registration Statement.  For your convenience, we have set forth each comment in bold typeface and included the Company’s response below the relevant comment:

Form S-l Amendment

Fee Table

1.	Please update your fee table to reflect the changes mentioned in your “Explanatory Note.”

In response to your comments, the Company has revised and updated the fee table on the cover page to the Registration Statement in accordance with your comments.

Our Company page 1

2.	Please balance your statement in the first paragraph regarding ongoing exploration since 2007 with your disclosure on page 9 regarding immediate suspension of all activities in September 2007.

In response to your comments, the Company has revised and updated the disclosure at page 1 under the section entitled “Summary – Our Company” to include a more detailed discussion of the status of the submission of the Company’s Plan of Operation to the US Bureau of Land Management regarding the Searchlight Gold Project.

Risk Factors, page 3

Our Rights under the Searchlight Claims may be limited, page 6

3.
Please replace technical language with concrete, everyday words. For example, we note your use of technical terms like unpatented, association placer, locators, placer form and lode mineralization.  From your revised disclosure, investors should also be able to understand the reasons for and effects of the double staking mentioned in your August 7, 2008 Form 8-K.

In response to your comments, the Company has set forth “plain English” descriptions of technical terms and a more detailed discussion regarding the reasons for and the effects of “double staking” at pages 7 - 8 in the risk factor.

4.
Based on your disclosure on page 53 that your claims relate to minerals that have been separated from the host rock, it is unclear why your disclosure regarding processes of extraction from samples and related testing is relevant to your claims.  Please clarify in appropriate sections of your prospectus.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

In response to your comments, the Company notes that the Searchlight Gold Project consists of placer mining claims.  As the name suggests, the surface material on the claim area is of placer form.  The term “placer” has a specific geological meaning, and can be defined as:

•	mineral which has been separated from its host rock by natural processes; and

•	surficial deposit formed by deposition of eroded rock products by some mechanical agency, such as valley fill resulting from erosion of the surrounding mountains.

When the Company used the term “mineral” in the sentence “mineral which has been separated from its host rock by natural processes” when defining the term “placer,” it did not imply minerals such as gold, silver or other minerals of value which the Company hopes to recover from the project area.  The Company used the term mineral to imply “rock products” (pieces of rocks) that constitute the valley fill material (placer).  The term “mineral” has a specific geological meaning and can be defined as:

•
A mineral is a naturally occurring solid formed through geological processes that has a characteristic chemical composition, a highly ordered atomic structure, and specific physical properties.  A rock is an aggregate of minerals and need not have a specific chemical composition. Minerals range in composition from pure elements and simple salts to very complex silicates with thousands of known forms.

The placer material on the Company’s project area consists of rock products and minerals that were deposited as a result of erosion of the surrounding mountains.  However, since the rock products and minerals that constitute the placer material are physically and chemically complex, and the fact that valuable minerals such as gold are disseminated in very low quantities over large volumes in typical placer deposits, the material must be processed in order to identify the existence of minerals of value as well as to pinpoint potential locations of higher values within the project area.

We do not currently have a government approved Plan of Operation, page 9

5.
We note your disclosure in the Form 8-K dated August 7, 2008 that you have submitted a Plan of Operation to the Bureau of Land Management, with a view toward disclosure, please tell us about (1) the process and typical time between submission and approval of such a plan and (2) whether an additional plan must be approved after you complete the 18-hole testing before you conduct any additional operations.

In response to your comments, the Company has revised and updated the disclosure at page 11  in the risk factor to include a more detailed discussion of the status of the submission of the Company’s Plan of Operation to the US Bureau of Land Management regarding the Searchlight Gold Project. Also, see disclosures on pages 1, 29-30 and 68-70.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

6.
Regardless of the status of your updated Plan of Operation, we assume that you will retain an updated version of this risk factor to inform investors of the delay and the type of risks you have encountered and could encounter.  Please clarify the nature of the “dispute” that resulted in this delay.

In response to your comments, the Company has revised and updated the disclosure at page 11 in the risk factor to include a more detailed discussion of the status of the submission of the Company’s Plan of Operation to the US Bureau of Land Management regarding the Searchlight Gold Project.  The Company will undertake to retain and update this risk factor as circumstances are necessary and appropriate.

Affiliates of our management and principal stockholders, page 10

7.	We note that this caption refers to your principal stockholders. Please tell us why this risk factor does not describe Mr. Matheson’s related business interests.

In response to your comments, the Company has revised and updated the disclosure at page 12 in the risk factor to include a more detailed discussion of Mr. Matheson’s related business interests.

8.
We note your reference in the second sentence to continuing obligations under the agreements related to your acquisition of the Searchlight Gold Project.  Please tell us where you have described these obligations.

In response to your comments, the Company has revised and updated the disclosure at page 12 in the risk factor to delete the reference to ongoing obligations under the Searchlight Agreements in light of the final issuance of shares to the former Searchlight Claim Owners under the agreements.

Financings could adversely affect common stock ownership interest, page 13

9.
We note your statement that the board could issue preferred stock without stockholder approval.  Please reconcile this statement with the disclosure on page 74 which appears to indicate that you do not have any authorized preferred stock.

In response to your comments, the Company has revised and updated the disclosure at page 16 in the risk factor entitled “Future Financings, etc.” and at page 92 in the section entitled “Description of Our Securities-Preferred Stock” to include a more detailed discussion that the Company does not have any authorized class of preferred stock, together with a discussion of the Company’s intention to submit a proposal to its stockholders to create an authorized class of preferred stock.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

Use of Proceeds, page 15

10.
We note the last sentence of the first paragraph appears to indicate that the sale of the warrants is not part of this offering.  Please also clarify, if true, that the exercise of the warrants also is not part of this registered offering.

In response to your comments, the Company has revised and updated the disclosure at page 10 in the section entitled “Use of Proceeds” to reflect that the exercise of the warrants is not part of the registered offering.

Selling Stockholders Table, page 15

11.
Please describe your material transactions with the selling security holders during the past three years, including the date of and consideration received for your sale of the warrants related to the offered shares.  Also disclose payments of liquidated damages related to registration rights.

In response to your comments, the Company has revised and updated the disclosure in the section entitled “Selling Stockholders” to reflect any material transactions with selling security holders during the past three years (see footnotes 9, 32, 39 and 41 at pages 21 - 22) and the terms of the private placements relating to the sale of the warrants (see page 18).  Further, there were not any liquidated damages provisions with respect to registration rights concerning the private placements in which the warrants relating to the registration statement were issued and the Company has revised and updated the disclosure to reflect this point (see page 17).  Please note the disclosure in Part II, Item 15 (“Recent Sales of Unregistered Securities”) that penalty securities were issued to participants in prior private placements relating to securities which are not the subject of the registration statement (see Part II, Item 15, page II-4).

12.	We note your references in the footnotes to “others” who may beneficially own the shares. Please tell us the authority on which you rely to exclude the identity of these “others.”

In response to your comments, the Company has revised and updated the disclosure in the footnotes at pages 20 - 22  in the section entitled “Selling Stockholders” to delete any references to undesignated “others.”

Selected Quarterly Financial Data, page 24

13.	Please revise to include the selected quarterly data for the three months ended December 31, 2007 and 2006 in accordance with Item 302 of Regulation S-K.

In response to your comments, the Company has revised and updated the disclosure at pages 26 - 27 in the section entitled “Selected Financial Data” to include the selected quarterly data for the relevant periods.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

Management’s Discussion, page 25

14.
We note your disclosure at the top of page 26 that the cost of the production facility would be comparable to the initial module.  However, we also note the reference to a $70,000,000 processing facility in your March 27, 2008 Form 8-K.  Please reconcile.

In response to your comments, the Company has revised and updated the disclosure at page 28 in the section entitled “Executive Overview-Clarkdale Slag Project” to clarify that the cost of subsequent modules within the full-production facility will be comparable to the initial module and that the projected $70 million cost for the full-production facility will be based on a multiple of modules within the facility.

Liquidity and Capital Resources, page 34

15.
We note that several of your private placements included registration rights that apparently have not been fulfilled.  If material, please disclose your plans in this regard and describe any penalties for failure to perform timely on these obligations.

There were not any liquidated damages provisions with respect to registration rights concerning the private placements in which the warrants relating to the registration statement were issued and the Company has revised and updated the disclosure to reflect this point (see page 17).  Please note the disclosure in Part II, Item 15 (“Recent Sales of Unregistered Securities”) that penalty securities were issued to participants in prior private placements relating to securities which are not the subject of the registration statement (see Part II, Item 15, page II-4).

Corporate History, page 39

16.	If you have had a change in control during the relevant periods, please describe the change.

In response to your comments, the Company has revised and updated the disclosure at page 46 in the section entitled “Corporate History” to reflect the historical “changes of control” prior to the acquisition of the Clarkdale Slag Project and at pages 48 - 49 in the section entitled “Acquisition of Clarkdale Slag Project” to reflect the “change of control” in connection with the acquisition of the Clarkdale Slag Project.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

17.
We note your statement on page 40 that your disclosure is split-adjusted; however, given your response to prior comment 42, it is unclear whether the reference to 35,000,000 shares at the bottom of page 69 is accurate.  If not, please revise page 69 and ensure your other disclosures are consistent with your statement regarding the split adjustment on page 40.

The Company has revised the relevant stock numbers to adjust for the two-for-one forward split at page 85 of the Registration Statement.

Acquisition of Searchlight Gold Project Claims, page 40

18.	With a view toward disclosure, please tell us how this section reflects the $777,134 cash payment mentioned on page 36.

In response to your comments, the Company has revised and updated the disclosure at page 43 in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources-Net Cash Used in Investing Activities” relating to amounts paid in connection with the acquisition of the Searchlight Claims.

Acquisition of Clarksdale Slag Project, page 41

19.
We note your response to prior comment 12; however, the disclosure on pages 42 and 71 regarding your continuing obligations remains unclear.  Please revise to state clearly your obligations without reliance on multiple defined terms and legalistic disclosure.

The Company has disclosed the specific provisions of the relevant contractual terms relating to ongoing obligations in connection with the acquisition of the Clarkdale Slag Project at pages 48 - 50 and page 88.  The Company has explained terms such as “net smelter returns” and “bankable feasibility study” in clearer “plain English” terms, as appropriate, and further to note, at page 48, that the Company believes that the contractually defined term “net smelter returns” conforms to industry standard interpretations of such term.

Clarkdale Slag Project, page 42

20.
It is unclear how your disclosure mentioned in your response to prior comment 14 explains when the advances in technology occurred that lead you to believe that you might be able to pursue your projects economically when previous owners were not able to do so.  Therefore, we reissue the comment.

In response to your comments, the Company has revised and updated the disclosure at page 50 in the section entitled “Clarkdale Slag Project” to clarify the basis for the Company’s statement that the results of specific studies and tests led the Company to believe that the Company might be able to pursue the project more economically than the previous owners.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

Permitting, page 52

21.
Please clearly describe the scope of the material regulation to which you are subject and the permits you require.  For example, you mention that you were granted a “Class II environmental permit;” however, investors who are not experts in local environmental permits likely will not know what is the significance of the Class II designation and whether it is sufficient for the operations you describe.

In response to your comments, the Company has revised and updated the disclosure at page 60 in the section entitled “Permitting” to describe the material environmental regulations and permits relating to the Clarkdale Slag Project in greater detail.

Properties, page 59

22.	Please explain the terms “Class A Effluent” and “Class B Effluent.” Explain how your land is used to dispose of these and how you utilize them.

In response to your comments, the Company has revised and updated the disclosure at pages 72 - 73  in the section entitled “Properties” to describe the terms “Class A Effluent” and “Class B Effluent” and the related effluent discharge issues in greater detail.

Management, page 61,

23.	It is unclear where you responded to the last sentence of prior comment 5. For example, what is the size and scope of Nanominerals assets and operations? Please revise or advise.

In response to your comments, the Company has revised and updated the disclosure at pages 85 - 87 in the section entitled “Certain Relationships and Related Transactions-Transactions with Nanominerals Corp. and Affiliates” with respect to the operations of Nanominerals and its relationship with and services provided to the Company in greater detail.

In particular, the Company has described in the Registration Statement that Nanominerals provides the Company with the use of its laboratory, instrumentation, milling equipment and research facilities which has allowed the Company to perform tests and analysis both effectively and in a more timely manner than would otherwise be available from other consultants.  The Company does not believe that a description of the size and scope of other assets of Nanominerals, a private company, that are unrelated to the Company’s needs and consultancy arrangement, would provide meaningful disclosure to investors.

24.
We note your accelerated filer designation on the facing sheet.  Please provide all disclosure required of accelerated filers, including the disclosure required by Regulation S-K Items 402(b) and 404(b).

In response to your comments, the Company has revised and updated the disclosure at pages 75 - 76 in the section entitled “Management-Independent Directors, etc.” to describe in greater detail policies for review of related party transactions (as set forth in S-K Item 402(b)) and at pages 80 - 82 in the section entitled “Executive-Compensation-Compensation Discussion and Analysis” to describe in greater detail the Company’s compensation discussion and analysis (as set forth in S-K Item 404(b)).

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

Summary Compensation Table, page 65

25.
From your response to prior comment 29, it is unclear how you have reconciled your disclosure in the Summary Compensation table to the other disclosures in your documents regarding compensation to your executives.  For example, on page 69 you mention a $36,000 bonus paid to Mr. McNeil.  Therefore, we reissue the comment.

The Company has revised the compensation table to reflect the bonus paid to Mr. McNeill on page 79.

Certain Relationships..., page 69

26.	Please expand the second paragraph to clarify how the debt was satisfied.

The second paragraph, at page 85 in the section entitled “Certain Relationships and Related Transactions-Transactions with Certain Former Members of Management,” has been expanded to clarify that this converted debt was related party debt for which no demand for payment had been made since 2002.  Generally accepted accounting principles require forgiveness of debt from related parties be considered a capital transaction.  (Footnote 1, APB 26.20).

In 2002, the Company had recorded open accounts payable of $360,056 due by the Company to a former subsidiary.  During 2007, the Company conducted an internal review of these payables, and concluded that the intercompany payable to the subsidiary had been extinguished.  Further, by the end of 2007, no creditors of the former subsidiary had made demand for payment against the intercompany payable.  From a review of supporting correspondence from the related parties, and consultation with Company’s counsel and independent auditors, current management assessed the likelihood of demand as becoming remote during the year 2007, principally due to the passage of time since the initial recording of the debt in 2002.  The outstanding balances of $360,056 were reduced to zero, but rather than recording this de facto forgiveness of debt as current period 2007 income, management credited paid in capital because the intercompany obligation to the subsidiary represented related party debt, and no creditors of the subsidiary have made any claim for payment.  Generally accepted accounting principles require that forgiveness of debt owed to related parties be recorded as contributions to capital, so in 2007, management added $360,056 to additional paid in capital.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

In addition, the Company had recorded in 2002 open accounts payable of $382,792 due to a officer and director of the Company and related party stockholder.   During 2007, the Company conducted an internal review of these payables, and confirmed that they were due to related parties of the Company, and that none of those related parties had made demand for payment for at least five years.  From review of supporting correspondence from the related parties, and consultation with Company’s counsel and independent auditors, current management assessed the likelihood of demand as becoming remote during the year 2007, principally due to the passage of time within which to legally assert any claim.  The outstanding balances of $382,792 were reduced to zero, but rather than recording this de facto forgiveness of debt as current period 2007 income, management credited paid in capital because related parties early in the Company’s history had advanced funds during the beginning stages of the Company, and had never made any claim for payment.  Generally accepted accounting principles require forgiveness of debt owed to related parties be recorded as contributions to capital, so in 2007 management added $382,792 to additional paid in capital.

27.	Regarding your response to prior comment 9 and the disclosure in the last paragraph on page 69:

•
Please state the percentage interest that the 47,700,000 shares transferred to Mr. Matheson represented at the time of the transaction as requested in comment 43 in our letter to you dated November 27, 2006.

•
Please reconcile your disclosure which implies that the transfer of the 47,700,000 shares was part of a February 2005 reorganization with response 58 in your letter to us dated October 25, 2006 which indicates that the transfer occurred in April 2005.

In response to your comments, the Company has revised and updated the disclosure at page 85 in the section entitled “Certain Relationships and Related Transactions-Transactions with Certain Formers of Management” with respect to the transfer to the 47,700,000 shares, the percentage of shares represented by such shares and the date of such transfer.

28.
It is unclear how the disclosure mentioned in your response to prior comment 18 addresses the principle followed in determining the amount of consideration paid for assets, the identity of the person making the determination and their relationship with the registrant and promoter, and the cost of the transferred asset to the promoter.  Therefore, we reissue the comment.

In response to your comments, the Company has revised and updated the disclosure at page 87 in the section entitled “Certain Relationships and Related Transactions-Transactions with Nanominerals Corp. and Affiliates” to describe the cost of the assets transferred by Nanominerals in connection with the assignment of its rights under the Assignment Agreement.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

29.	Your response to prior comment 19 does not address the disclosure requirements of Item 404. Therefore, we reissue the comment.

In response to your comments, the Company has revised and updated the disclosure at pages 85 - 88 in the section entitled “Certain Relationships and Related Transactions-Transactions with Nanominerals Corp. and Affiliates” to describe the operations of Nanominerals and its relationship with and services provided to the Company in greater detail.

30.	Please update the disclosure beyond December 31, 2007.

The Company has revised disclosures at pages 87 - 89 in the section entitled “Certain Relationships and Related Transactions” to include the current period in 2008.

Transactions with Nanominerals, page 70

31.
With a view toward clarified disclosure, please tell us why the related parties mentioned in the second paragraph only received shares for the option agreement and not for the transfer of title to the Searchlight claims.

In response to your comments, the Company has revised and updated the disclosure at page 87 in the section entitled “Certain Relationships and Related Transactions-Transactions with Nanominerals Corp. and Affiliates” to describe the relationship of the share issuance in connection with the transfer of title under the option agreements in greater detail.

32.
We note your disclosure that Nanominerals has no employees and that you paid Nanominerals for assistance.  Please clarify who provided the assistance.  From your revised disclosure, it should be clear why you do not consider these payments to be compensation to your management.

In response to your comments, the Company has revised and updated the disclosure at pages 85 - 88  in the section entitled “Certain Relationships and Related Transactions-Transactions with Nanominerals Corp. and Affiliates” to describe the business structure of Nanominerals and the footnotes to the beneficial ownership table at page 91 in the section entitled “Security Ownership of Certain Beneficial Owners and Management” regarding Nanominerals, Ian R. McNeil, Carl S. Ager, and Dr. Charles A. Ager to describe the share ownership of Nanominerals.  The Company notes that the disclosure sets forth that although Ian R. McNeil and Carl S. Ager are shareholders of Nanominerals, each of them owns 17.5% of the outstanding shares of Nanominerals and that neither currently serves as an officer, director or employee of Nanominerals.  Further, Ian R. McNeil and Carl S. Ager have separately advised the Company that neither has received any distributions, salary or other compensation from Nanominerals.  Further, the disclosure sets forth that Dr. Charles A. Ager is the sole officer and director of Nanominerals and controls the day-to-day operations of Nanominerals.  As such, the Company does not believe that payments to Nanominerals should be deemed to be compensation to management.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

33.	We note your response to prior comment 25; however, this section should explain clearly why you elected to amend the terms of a related-party agreement. Therefore, we reissue the comment.

In response to your comments, the Company has revised and updated the disclosure at page 48 in the section entitled “Acquisition of Clarkdale Slag Project” to describe the circumstances concerning the amendments to the terms the agreements relating to the acquisition of the Clarkdale Slag Project.

34.	We note your response to prior comment 26. Please tell us how your disclosure in this section is reconcilable to the $690,000 mentioned on page 41 and in response 56.

In response to your comments, the Company has revised and updated the disclosure at page 87 in the section entitled “Certain Relationships and Related Transactions-Transactions with Nanominerals Corp. and Affiliates” to describe the payment of the $690,000 to Nanominerals in greater detail.

35.
Refer to the last paragraph of this section.  With a view toward disclosure, please tell us when the negotiations of the formal agreement began, what are the hurdles to completing the agreement, and what are the current proposed terms of the agreement.  Also disclose when the patent expires.

In response to your comments, the Company has revised and updated the disclosure at page 87 in the section entitled “Certain Relationships and Related Transactions-Transactions with Nanominerals Corp. and Affiliates” to describe the circumstances relating to the negotiation of a formal license agreement with Nanominerals in greater detail and the expiration date of the patent.

Transactions with Transylvania, page 71

36.
Your disclosure here implies that most of the payments to the related-party will be in the future.  Please reconcile this disclosure with your disclosure on page 36 that you paid $9,900,000 cash to the related party in 2007 and to the disclosure of the $10,100,000 payment on page 42.

In response to your comments, the Company has revised and updated the disclosure at page 88 in the section entitled “Certain Relationships and Related Transactions-Transactions with Transylvania, etc.” to describe the $10,100,000 payments made to VRIC in greater detail.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

37.	Please describe here the $200,000 purchase option mentioned on page 36.

In response to your comments, the Company has revised and updated the disclosure at page 88 in the section entitled “Certain Relationships and Related Transactions-Transactions with Transylvania, etc.” to describe the $200,000 payment made to VRIC in greater detail.

38.	Please expand to disclose the amounts actually paid pursuant to the agreements with related parties during the relevant periods.

In response to your comments, the Company has revised and updated the disclosure: (i) at page 87 in the section entitled “Certain Relationships and Related Transactions-Transactions with Nanominerals Corp. and Affiliates” to describe payments made to Nanominerals from 2005-2008, and (ii) at page 89 in the section entitled “Certain Relationships and Related Transactions-Transactions with Transylvania, etc.” to describe payments made to the former Transylvania shareholders in 2007 and 2008.

Security Ownership, page 72

39.
Your response to prior comment 8 does not appear to address the issues raised in that comment.  It remains unclear why do not include in the beneficial ownership of Ian R. McNeil and Carl Ager all of the shares held in the name of Nanominerals.  Therefore, we reissue the comment.

In response to your comments, the Company has revised and updated the disclosure at pages 85 - 87 in the section entitled “Certain Relationships and Related Transactions-Transactions with Nanominerals Corp. and Affiliates” to describe the business structure of Nanominerals and the footnotes to the beneficial ownership table at page 91 in the section entitled “Security Ownership of Certain Beneficial Owners and Management” regarding Nanominerals, Ian R. McNeil, Carl S. Ager, and Dr. Charles A. Ager to describe the share ownership and business structure of Nanominerals.  The Company notes that the disclosure sets forth that although Ian R. McNeil and Carl S. Ager are shareholders of Nanominerals, each of them owns 17.5% of the outstanding shares of Nanominerals. Further, Ian R. McNeil and Carl S. Ager have separately advised the Company that neither has received any distributions, salary or other compensation from Nanominerals.  Further, the disclosure sets forth that Dr. Charles A. Ager is the sole officer and director of Nanominerals and controls the day-to-day operations of Nanominerals.  As such, the disclosure in the beneficial ownership table attributes the beneficial ownership under Section 13(d) of 100% of the portfolio securities owned by Nanominerals, but describes the beneficial ownership of Ian R. McNeil and Carl S. Ager of the portfolio securities owned by Nanominerals to their respective 17.5% ownership interests in Nanominerals.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

Description of Securities, page 74

40.
Refer to your preliminary proxy statement filed on June 20, 2008.  Please expand your disclosure here and throughout your document to reflect how it would change if the proposals that you plan to submit at your next shareholders’ meeting are approved.

In response to your comments, the Company has revised and updated the disclosure at page 16 in the risk factor entitled “Future Financings, etc.” and at page 92 in the section entitled “Description of Our Securities-Preferred Stock” to include a more detailed discussion that the Company does not have any authorized class of preferred stock, together with a discussion of the Company’s intention to submit a proposal to its stockholders to create an authorized class of preferred stock.

41.	Your disclosure may not be qualified by reference to statutes. Please revise the last sentence of the second paragraph accordingly.

In response to your comments, the Company has revised and updated the disclosure at page 92 in the section entitled “Description of Our Securities-Common Stock” to include a more detailed discussion of the rights of the holders of the Company’s common stock and deleted the reference in the introductory paragraph to the “applicable provisions of Nevada law.”

42.	Please disclose the liquidation rights of the common stockholders. For example, do they share equally in any assets remaining after distributions to creditors and preferred stock holders?

In response to your comments, the Company has revised and updated the disclosure at page 92 in the section entitled “Description of Our Securities-Common Stock” to include a more detailed discussion of the rights of the holders of the Company’s common stock.

Changes, page 76

43.	Please provide the exhibit required by Regulation S-K Item 601(b)(16) that addresses this document.

In response to your comments, the Company has filed as Exhibit 16.1 the relevant exhibit relating to the change of accountants in 2007.

Financial Statements, page F-1

General

44.	Please update the financial statements, as necessary, as required by Rule 3-12 of Regulation S-X.

The financial statements of operations have been updated in accordance with Rule 3-12 of Regulation S-X.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

45.
We note that you restated your financial statements subsequent to the filing of your Form 10-KSB on April 15, 2008.  Tell us when you intend to amend your 1934 Act reports, including the December 31, 2007 Form 10-KSB and the fiscal year 2007 Forms 10-QSB, for the restatements.

In response to this comment, the Company confirms its intention to amend its 1934 Act reports, including the filing of restated financial statements for the relevant periods when all comments have been satisfied in the staff’s review process of this Amended Registration Statement.

46.	Please tell us how you have accounted for the assignment agreement with Nanominerals dated June 1, 2005 discussed on page 41.

The entire acquisition of the Clarkdale project was accounted for as acquired properties that do not constitute a business in accordance with EITF 98-03 “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business.”  The assignment agreement was accounted for as a component of the acquisition of the Clarkdale project.  The value of the warrants was computed using the binominal lattice method.  Notes 3 and 9 to the financial statements have been revised accordingly.

Report of Independent Registered Public Accounting Firm, pages F-2 and F-3.

47.
We note that the report of your auditors on page F-2 states that it includes inception cumulative data prospectively from January 1, 2006 for the consolidated statements of operations, stockholders’ equity and cash flows.  We further note that the report provided on page F-3 refers to the audit of the inception cumulative data prospectively from January 1, 2005 for the year then ended but states that the financial statements as of December 31, 2004 and for the year ended December 31, 2004 and the period from January 14, 2000 (date of inception) to December 31, 2004 were audited by other auditors.  Please revise the audit reports to have your auditors opine on the entire cumulative period.  If any of the reports reference other auditors, the separate report of the other auditors should be included in the filing.  The audit reports should also reference the inception to date information in the opinion paragraphs. Refer to Article 2-05 of Regulation S-X.

In response to Comment 47, the Company has obtained and included in the auditor’s reports all reports that cover the statement of operations, from the period of inception through the most recent year-end audit, thereby presenting auditor reports for all periods included in the financials.  In addition, the Company has obtained a revised auditor’s report from the one originally reported at page F-3 that includes the inception column in the opinion paragraph.

48.
As a related matter, we note that the consolidated statements of operations and cash flows for the period from January 14, 2000 (date of inception) through December 31, 2007 are presented as unaudited in the Form S-1/A and Form 10-KSB.  Additionally, we note that the consolidated statement of stockholders’ equity for the cumulative period since inception is presented as audited.  Please revise to present all cumulative periods for the statements of operations, cash flows and stockholders’ equity as being audited.

In response to Comment 48, the Company has removed the “unaudited” label from the inception to date columns in the statement of operations and the statement of cash flows. The relevant disclosure can be found on pages F-5 and F-6.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

49.
Please have your auditors revise their report to refer to the restatement discussed in Note 16 on page F-42.  See AU 561.06a for guidance. Also please tell us their consideration of dual dating their audit report.

The auditor’s report on page F-2 has been revised to include reference to the restatement and has been dual dated in compliance with sections AU 530.05, AY 530.07-08, AU 560.08 and AU 711.12.

50.	Please revise the Report of Independent Registered Public Accounting Firm on page F-3 to remove the reference to 2004 since these financial statements are not included in the filing.

In response to Comment 50, the Company has obtained a revised auditor’s report from the one originally reported at page F-3 that excludes reference to the financial statements as of December 31, 2004 and for the year ended December 31, 2004.

Consolidated Statements of Operations, page F-5

51.	We note that you present rental revenues as operating income. Please revise to present rental revenues as other income (expense) or tell us why you believe the current classification is appropriate.

The consolidated statements of operations on page F-5 have been revised to reflect the minor rental income in the other income and expense section of the statements of operations.

Note 1. Description of Business, History and Summary of Significant Policies

Mineral rights, page F-13

52.
In regards to your response to prior comments 40 and 54 in our letter dated July 17, 2007, please tell us how you applied the guidance in EITF 04-02 and SFAS 144 to recognize your two mineral properties as tangible assets on your balance sheets.

The Searchlight Claims and the Clarkdale property each represent mineral rights which are treated as tangible assets on the Company’s balance sheets pursuant to paragraph 5 of EITF 04-02.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

Paragraph 5 of EITF 04-02 provides as follows:

“Definition and Examples of Mineral Rights

5.  For the purpose of this Issue, the term mineral rights is defined as the legal right to explore, extract and retain at least a portion of the benefits from mineral deposits.”

With respect to the Searchlight Claims, the terms of the Option Agreement with each of the former Searchlight Claim owners provide, in pertinent part, as follows:

“You agree that during the term of this Agreement, Phage and its authorized agents, employees, contractors and representatives will have the right to enter the Properties for all purposes including the right to prospect, explore, develop, trench, strip, excavate, test pit, sample and conduct any and all exploration and development activities for the purpose to determine the mineral or metal content of the Properties and the right to remove from the Properties all such materials and minerals as it deems necessary to properly test, explore or develop the Properties, but shall not remove materials for sale and Phage shall have the exclusive right to use all structures, tools and facilities located on the Properties, and the right to place and use thereon, and to remove, all such equipment, vehicles, machinery, buildings, structures, and facilities as it may deem desirable from time to time.”

Based on the terms of the Option Agreements, the Company has had the right to explore, extract and retain at least a portion of the benefits from the minerals relating to the Searchlight Claims.

With respect to the Clarkdale Slag Project, pursuant to the terms of the Merger Agreement with Transylvania International Inc., the Company acquired the entity which owned the Clarkdale Slag Project, including the associated mineralized material relating to the Clarkdale property.

Therefore, based on the terms of the Merger Agreement, the Company has had the right to explore, extract and retain at least a portion of the benefits from the minerals relating to the Clarkdale Slag Project.

Therefore, each of the Searchlight Claims and the Clarkdale property constitute “mineral rights,” as contemplated by Paragraph 5 of EITF 04-02.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

Further, Paragraph 9 of EITF 04-02 provides as follows:

“9.  The Task Force reached a consensus on Issue 1 that mineral rights, as defined in this Issue, are tangible assets, and, accordingly, an entity should account for mineral rights as tangible assets.  The Task Force also concluded that an entity should report the aggregate carrying amount of mineral rights as a separate component of property, plant, and equipment either on the face of the financial statements or in the notes to the financial statements.”

Because the Company’s rights in the Searchlight Claims and the Clarkdale Slag Project are “mineral rights,” as contemplated by Paragraph 5 of EITF 04-02, the aggregate carrying amount of these assets are recorded as a separate component of property, plant and equipment on the face of the Company’s financial statements and the related notes, as contemplated by Paragraph 9 of EITF 04-02.

In addition, the Company determined that an impairment analysis of the original mineral assets was not required under SFAS 144.  The mineral assets acquired in each instance were long-lived assets, as contemplated by SFAS 144, and only subject to SFAS 144’s impairment considerations whenever events or changes in circumstances indicated that their carrying amount might not be recoverable.  At the reporting dates with respect to the Company’s mineral assts (including the date of the Registration Statement), there were no events or changes in circumstances that would suggest that an impairment of amount initially capitalized under EITF 04-02 should be recognized.  Irrespective of whether exploration activities have advanced sufficiently to quantify VBPP, the Company is required under EITF 04-02 and SFAS 144 to recognize these tangible assets on its balance sheet based on the fair value of the relevant purchase consideration, until such time as a change in circumstances occurs indicating the need for an impairment review.

In reaching this conclusion, the Company considered the following examples of changes in circumstances, as outlined in paragraph 8 of SFAS 144 that would indicate the need for an impairment review:

a.  A significant decrease in the market price of a long-lived asset (asset group);

b.  A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition;

c.  A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator;

d.  An accumulation of costs significantly in excess of the  amount originally expected for the acquisition or construction of a long-lived asset (asset group);

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

e.  A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group); or

f.  a current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

Since the dates of the acquisition of the respective mineral properties, the Company has expended resources on the continued exploration stage activities and evaluation of each of the mineral properties.

With respect to the Searchlight Claims, the Company has taken surface samples from the Searchlight property and conducted metallurgical evaluation of the samples.  Based on the results of such evaluations:  (i)  the Company has continued the process of evaluation of the mineral property, (ii) in June 2008, the Company made the final issuance of shares under the Option Agreements to the Searchlight Claim owners and acquired title to the Searchlight Claims; and (iii) during the second quarter of 2008, the Company “double staked” the Searchlight Claims, as described at pages 68 - 70 of the Registration Statement, for the purpose of enhancing the Company’s rights to the mineral property.

Under SFAS 144, an impairment analysis is required whenever events or changes in circumstances indicate that the carrying amount of the long lived asset may not be recoverable.  Based on the foregoing, the Company has proceeded with its exploration stage activities for the purpose of exploiting the Searchlight Claims.  Using the guidance of SFAS 144, during the course of these activities, in the judgment of management, no events or changes in circumstances have arisen which indicate that the impairment analysis has been required with respect to the Searchlight Claims.

With respect to the Clarkdale slag project, following the acquisition of the Clarkdale property, the Company has performed metallurgical evaluation and analysis of the slag material and drilled holes on the Clarkdale property to assist in quantifying the slag material and to consider variations in the makeup of the materials within the slag pile.  In the course of drilling, the Company has taken samples from the drill holes and analyzed the samples under strict chain of custody protocols.  Further, the Company has commenced construction of its demonstration model extraction facility and performed continued testing and analysis of the slag material.

Based on the foregoing, the Company has proceeded with its exploration stage activities for the purpose of exploiting the Clarkdale property.  Using the guidance of SFAS 144, during the course of these activities, in the judgment of management, no events or changes in circumstances have arisen which indicate that an impairment analysis has been required with respect to the Clarkdale slag project.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

Impairment of long-lived assets, page F-14 Mineral Rights, page 27

53.
We note your responses to prior comments 40 and 54 in our letter dated July 17, 2007. Please tell us whether you have performed an impairment or recoverability assessment as outlined in SFAS 144 and EITF 04-03 for the Searchlight Gold mining claims and the Clarkdale slag project as of December 31, 2007.  If you performed an impairment assessment, please provide us with your detailed impairment analysis including a discussion of the significant assumptions and methodologies you used in your assessment.  Alternatively, if you have not performed a recoverability assessment tell us in detail why you believe there have not been any events or changes in circumstances as outlined in paragraph 8 of SFAS 144. In your response please address why you believe paragraph 8(e) of SFAS 144, which states that a current-period operating or cash flow loss combined with a history of operating or cash flow losses, is not an indicator of impairment considering your accumulated deficit of approximately $10 million and your net loss of $2,221,818 for the year ended December 31, 2007.

As noted in the response to Comment 52, the Company has capitalized the mineral assets relating to each of the Searchlight and Clarkdale properties under EITF 04-02. The relevant disclosure can be found on page F-14.

EITF 04-03 generally provides the method for determining impairment of a mineral property.  However, such standard is not applicable unless SFAS 144 requires an impairment analysis.  The Company has not performed an impairment analysis  or recoverability assessment, as outlined in SFAS 144 and EITF 04-03, for the Searchlight Claims or the Clarkdale slag project based on the Company’s determination that no events or changes of circumstances have arisen that require an impairment analysis, as contemplated by paragraph 8 of SFAS 144.

In the evaluation of whether an impairment analysis was required, with respect to paragraph 8(e) of SFAS 144, the Company considered that, as an exploration stage enterprise, the Company has anticipated and continues to anticipate exploration stage losses.  The accumulated deficit of the Company as of December 31, 2007 (approximately $10 million) includes approximately $4.1 million of losses from discontinued operations relating to activities prior to the change of the Company’s business plan relating to mineral exploration activities.  The Company has incurred exploration stage losses of approximately $2.2 million, $2.5 million and $1.2 million for the years ended December 31, 2007, 2006 and 2005, respectively.  Through September 30, 2008, the Company has incurred additional exploration stage losses of approximately $2.4 million.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

As described at page 66 of the Registration Statement, the Company has budgeted approximately $1,000,000 over the following one year period.  As of the date of the Registration Statement, the Company had available cash of approximately $7,150,000. Management believes that the Company currently has sufficient capital to fund operations for the next 12 month period in accordance with its business plan.  Therefore, management does not believe that the exploration stage losses represent an event or change in circumstances that requires an impairment analysis under SFAS 144.

54.
We also note that you have considered the Value Beyond Proven and Probable (VBPP) in accordance with EITF 04-03 in evaluating the carrying value of your two mineral properties and that in your responses to prior comments 40 and 54 that “the Company’s business decision to acquire the net assets was based on the indication of VBPP.”  Please tell us the VBPP for the Searchlight Gold mining claims and the Clarkdale slag project at the date of acquisition and at December 31, 2007. In addition, clarify what you mean by reference to ”the indication of VBPP” considered in your decision to acquire the net assets.  In your response tell us how you determined the VBPP including the significant estimates, assumptions, and methodologies.

In response to the staff’s comments, the Company has reconsidered and revised Note 1 (page F-14 of the financial statements) with respect to the description of the Company’s policies regarding impairment of long-lived assets.

As set forth in the Company’s responses to Comments 52 and 53, the Company does not believe that there has been an event or change in circumstances which requires an impairment analysis for the Searchlight Claims or the Clarkdale slag project.  Therefore, the Company is not required to perform an impairment analysis for either mineral asset under EITF 04-03.

With respect to the “indication of VBPP” considerations by the Company in its decision to acquire the net assets of the Searchlight Claims and the Clarkdale slag project, internal technical studies and preliminary cash flow analysis developed by the Company’s technical and investment banking consultants indicate that potential cash flows from each of the two mineral properties may greatly exceed acquisition costs and exploration and evaluation costs expended on the properties.

The Company previously has provided these studies and analysis through a confidential submission to the staff.  The Company’s analysis of these studies in response to this Comment will be included in a confidential submission to the staff under separate cover.

As detailed in the separate cover letter transmitting a further confidential submission to the Staff, the Company is requesting confidential treatment of this information and that it be returned to the Company under the guidelines of Rule 418(b) under the Securities Act and Rule 12b-4 under the Exchange Act.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

55.
Please tell us how you considered the cash flows associated with VBPP and the anticipated fluctuations in the market price of minerals in determining whether your two mineral properties are impaired under SFAS 144 in accordance with paragraphs 8 and 9 of EITF 04-03.  Please clarify whether you used an expected present value technique in your analysis in accordance with paragraph 23 of SFAS 144.  If so, please tell us what technique you used and the significant estimates and assumptions.

Based on the Company’s response to Comment 52, the Company has determined that no event or change in circumstances has occurred or requires an impairment analysis with respect to the Searchlight and Clarkdale properties.

In addition, the Company determined that an impairment analysis of the original mineral assets was not required under SFAS 144.  The mineral assets acquired in each instance were long-lived assets, as contemplated by SFAS 144, and only subject to SFAS 144’s impairment considerations whenever events or changes in circumstances indicated that their carrying amount might not be recoverable.  At the reporting dates with respect to the Company’s mineral assets (including the date of the Registration Statement), there were no events or changes in circumstances that would suggest that an impairment of amounts initially capitalized under EITF 04-02 should be recognized.  Irrespective of whether exploration activities have advanced sufficiently to quantify VBPP, the Company is required under EITF 04-02 and SFAS 144 to recognize these tangible assets on its balance sheet based on the fair value of the relevant purchase consideration, until such time as a change in circumstances occurs indicating the need for an impairment review.

In reaching this conclusion, the Company considered the following examples of changes in circumstances, as outlined in paragraph 8 of SFAS 144 that would indicate the need for an impairment review:

a.  A significant decrease in the market price of a long-lived asset (asset group);

b.  A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition;

c.  A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator;

d.  An accumulation of costs significantly in excess of the  amount originally expected for the acquisition or construction of a long-lived asset (asset group);

e.  A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group); or

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

f.  a current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

Since the dates of the acquisition of the respective mineral properties, the Company has expended resources on the continued exploration stage activities and evaluation of each of the mineral properties.

With respect to the Searchlight Claims, the Company has taken surface samples from the Searchlight property and conducted metallurgical evaluation of the samples.  Based on the results of such evaluations:  (i)  the Company has continued the process of evaluation of the mineral property, (ii) in June 2008, the Company made the final issuance of shares under the Option Agreements to the Searchlight Claim owners and acquired title to the Searchlight Claims; and (iii) during the second quarter of 2008, the Company “double staked” the Searchlight Claims, as described at pages 68 - 70 of the Registration Statement, for the purpose of enhancing the Company’s rights to the mineral property.

Under SFAS 144, an impairment analysis is required whenever events or changes in circumstances indicate that the carrying amount of the long lived asset may not be recoverable.  Based on the foregoing, the Company has proceeded with its exploration stage activities for the purpose of exploiting the Searchlight Claims.  Using the guidance of SFAS 144, during the course of these activities, in the judgment of management, no events or changes in circumstances have arisen which indicate that the impairment analysis has been required with respect to the Searchlight Claims.

With respect to the Clarkdale slag project, following the acquisition of the Clarkdale property, the Company has performed metallurgical evaluation and analysis of the slag material and drilled holes on the Clarkdale property to assist in quantifying the slag material and to consider variations in the makeup of the materials within the slag pile.  In the course of drilling, the Company has taken samples from the drill holes and analyzed the samples under strict chain of custody protocols.  Further, the Company has commenced construction of its demonstration model extraction facility and performed continued testing and analysis of the slag material.

Based on the foregoing, the Company has proceeded with its exploration stage activities for the purpose of exploiting the Clarkdale property.  Using the guidance of SFAS 144, during the course of these activities, in the judgment of management, no events or changes in circumstances have arisen which indicate that an impairment analysis has been required with respect to the Clarkdale slag project.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

SFAS 04-03 generally provides that the method for determining impairment of a mineral property.  However, such standard is not applicable unless SFAS 144 requires an impairment analysis.  The Company has not performed an impairment analysis or recoverability assessment, as outlined in SFAS 144 and EITF 04-03, for the Searchlight Claims or the Clarkdale slag project based on the Company’s determination that no events or changes of circumstances have arisen that require an impairment analysis, as contemplated by paragraph 8 of SFAS 144.

56.
We note your disclosures that you continue to follow your “plan of exploration for each of the properties since the dates of their acquisition” and that the “exploration progress on these properties is on target with our exploration and evaluation plan.”  Please tell us your plan for the Clarkdale slag project.  In your response reference the plan and tell us how you have met and followed this plan.  Revise your disclosures as appropriate.

The Company has described the plan of operation with respect to the Clarkdale project, and how this plan has been followed and met at pages 50 - 53 of the Registration Statement.

57.
We note your disclosures on page 26 that your “ability to carry out a drilling program on the [Searchlight Gold] project was halted by the suspension of the Searchlight Claim owners’ Plan of Operations due to a dispute between the BLM and one of our current principal stockholders and former officers and directors.”  Please tell us how you have considered this dispute in your assessment of recoverability and impairment for the Searchlight Gold project under SFAS 144.

The Company has described the status of the Searchlight Claims, in light of the Matheson dispute with the BLM, at page 11 (“Risk Factors”), pages 29 - 30 (“Management’s Discussion and Analysis–Executive Overview-Searchlight Gold Project”) and pages 68 - 70 (“Business-Searchlight Gold Project-Permitting”) of the Registration Statement.

As noted in the disclosure, based on the Company’s communications with the BLM, the Company had been invited by the BLM to submit its own application with respect to its proposed business plan relating to the Searchlight Gold Project in place of the prior Plan of Operations which currently is the subject of the BLM’s suspension order.  The Company submitted a Notice of Intent for Drilling Activities relating to the Searchlight Gold Project, but the BLM has notified the Company that a Plan of Operations (rather than the submitted Notice of Intention) will be required with respect to the proposed business plan.  In addition, the BLM has requested the Company to address certain issues with respect to federally listed endangered species.  The Company is in the process of filing a new Plan of Operations with respect to the Searchlight Gold Project.  Although the Company has not received approval from the BLM to conduct its business plan at the Searchlight Gold Project and has been requested to file a separate Plan of Operations, the Company has not been advised by the BLM that the Company may not proceed with the filing of a new Plan of Operations based on the suspension order.  Further, the Company continues the offsite testing and analysis of soil samples taken from the Searchlight property in accordance with the Company’s business plan.  Therefore, the Company has determined that the suspension order and the dispute between Matheson and the BLM have not resulted in an event or change of circumstances that requires an impairment analysis, as contemplated by paragraph 8 of SFAS 144 and EITF 04-03, and the Company has not performed an impairment analysis or recoverability assessment with respect to the suspension order or the Matheson dispute.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

Note 3. Merger with Transylvania International, Inc., page F-20

58.
We note that you applied EITF 98-03 with regard to the acquisition of the Clarkdale Slag project and that you determined that the acquisition represented the acquisition of assets rather than the acquisition of a business.  We also note that you included pro forma financial information for the acquisition in footnote 18 and the audited financial statements of Transylvania, Inc. beginning on page F-76.  Please provide us with your detailed analysis under paragraph 6 of EITF 98-03 as to how you determined that the merger with Transylvania International (i.e. acquisition of the Clarkdale Slag project) was not an acquisition of a business.

The Company considered paragraph 6 of EITF 98-03 with respect to the Clarkdale Slag project.  Paragraph 6 of EITF 98-03 generally provides that the transferred set of activities and assets fails the definition of the acquisition of a “business” if it excludes one or more of the following items noted in the evaluation:  (i) long-lived assets, (ii) intellectual property, (iii) ability to obtain access to necessary materials or rights, (iv) employees, and (v) processes.

The Company has determined that it:  (i) acquired long-lived assets, in the form of the Clarkdale property and the related slag materials, and (ii) the rights to obtain access to necessary materials or rights with respect to the Clarkdale slag project.  However, the Company did not acquire any intellectual property, employees or processes in connection with the transaction.  As the Company did not acquire three of the five required elements of the “business” test, therefore, the Company did not acquire a “business” under the guidance of EITF 98-03. The relevant disclosure can be found on page F-22 of the Registration Statement.

59.
We note your disclosure of the significant terms of the acquisition agreement.  Please revise to clearly disclose which amounts are considered to be contingent consideration, when you expect the contingencies to be resolved and the accounting for the contingent consideration.

The Company has updated its note disclosures (Note 3 on page F-21) to disclose which amounts are considered to be contingent.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

60.
We note the two tables on page F-22 disclosing the recorded purchase consideration of the Clarkdale Slag project and the components of the Clarkdale Slag project.  Please revise to clearly disclose what the adjustments in the middle columns represent.

The Company has updated its note disclosures (Note 3 on page F-22) to more clearly disclose the purchase consideration and adjustments made.

61.
Please revise to disclose how you determined the fair value of the assets acquired, including the amount of deferred tax liability in accordance with paragraph 37 of SFAS 141.  Please provide us with your detailed analysis and valuation of the assets including the significant estimates and assumptions.  Your disclosure should clearly disclose how you determined the $120,766,877 fair value or allocation to the slag project in accordance with SFAS 141. We also note your discussion on page F-14 that the fair value of a mining asset generally includes both VBPP and an estimate of the future market price of the minerals.  Please clarify how you considered this in your estimate of fair value of these acquired assets.  Refer to paragraphs 6 and 7 of EITF 04-03.

As set forth in the Company’s response to Comment 58, the acquisition of the Clarkdale Slag project did not constitute the acquisition of a “business” under EITF 98-03.  Paragraph 37 of SFAS 141 relates to the determination of the fair value in connection with the acquisition of a “business,” as determined under EITF 98-03.  Since the Company did not acquire a “business” under EITF 98-03, the Company believes  such a determination under SFAS 141 is neither appropriate nor required.

However, as set forth in response to Comment 65, the Company has recorded the deferred tax liability as computed under EITF 98-11.  Fair value of the assets acquired was first applied to the appraised value of real estate assets and the value of the liabilities assumed in the purchase.  The remainder of the acquisition costs and the related deferred tax liability assumed, as computed under EITF 98-11, was allocated to the mineral asset.

Note 3 on pages F-21 - 23 to the Company’s financial statements reflects the allocation of the acquisition costs relating to the purchase of the Clarkdale property.

Prior to the completion of the acquisition of the Clarkdale property, the Company had obtained internal technical studies developed by the Company’s technical consultants indicating potential cash flows from each of the two mineral properties may greatly exceed acquisition costs and exploration and evaluation costs expended on the properties.  These studies supported a VBPP with indicated value far in excess of acquisition costs.  The Company previously has provided these studies and analysis through a confidential submission to the staff.  An analysis of these studies in response to this Comment will be included in the additional confidential submission to the staff to be provided under separate cover.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

As detailed in the separate cover letter transmitting the confidential submission to the Staff, the Company is requesting confidential treatment of this information and that it be returned to the Company under the guidelines of Rule 418(b) under the Securities Act and Rule 12b-4 under the Exchange Act.

62.
We note in your response to prior comment 53 that you have attached a copy of the appraisal.  Please tell us what the assets of the appraisal relate to including whether it was for the underlying land values or the mining assets.  Please tell us where these amounts are recorded in your financial statements.

The appraised values represent the real estate assets and do not include the mineral assets.   The real estate assets are reflected in the financial statements by line item in Note 3 on page F-23 of the financial statements.

63.
We note your reference to an independent real estate appraisal firm to allocate the purchase price to the real properties and that you have filed the consent from this firm as an Exhibit.  Please revise your filing to name the independent valuation firm.

The Company has revised its note disclosure (Note 3 on page F-22) include the name of the independent appraiser.

Note 7. VRIC Payable, page F-25

64.
We note that you recorded a liability for the commitment to VRIC of $30,000 per month.  Please revise to disclose the expected term used in computing the initial present value and the basis for the assumptions used in the valuation.

The disclosure in Note 7 on page F-26 has been revised to include the expected term of the payment obligation.

Note 11 _ Income Taxes, page F-37

65.
We note that the estimated future federal and state income tax liability associated with the temporary difference between the acquisition consideration and the tax basis is reflected as an increase to the total purchase price which has been applied to the underlying mineral and slag project assets.  Please tell us how you applied the simultaneous equations method discussed in paragraph 3 of EITF 98-11 to record the assigned value of the asset and the related deferred tax liability.

The Company applied the methodology illustrated by Example 2 of EITF 98-11 based upon the following factual considerations:

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

The Company applied the methodology illustrated by Example 2 of EITF 98-11, as the assigned book basis of the acquired assets exceeded the related tax basis.  For example, for the acquisition on February 15, 2007, and utilizing the acronyms and definitions provided in Example 2 of EITF 98-11 we calculated the book basis and deferred taxes using the following amounts and formulas:

FBB = Final Book Basis
CPP = Cash Purchase Price
DTL = Deferred Tax Liability

Equation A

FBB – (Tax Rate x (FBB – Tax Basis)) = CPP

Equation B

(FBB – Tax Basis) x Tax Rate = DTL

This formula was applied to the original warrants issued for the option agreement and also applied upon the acquisition of the entire project.

Transylvania International Inc. (“TI”) had an assigned book basis of its assets of approximately $1.5 million.  As described in Note 3, (pages F-20 and F-22) to the revised financial statements, the Company effectively agreed to assume all of the tax liability associated with the acquisition of the TI stock on a deferred basis to accommodate the holders of the TI stock prior to the closing of the transaction.  This resulted in a total acquisition cost of project of $130,292,777,  including the TI stock and the Joint Venture Option.  The resulting deferred income tax obligation was calculated to represent $48,076,734 of the purchase price.  Based upon the simultaneous equations method discussed in paragraph 3 of EITF 98-11, this resulted in a total acquisition consideration of $130,292,777, which is reflected as an increase to the total purchase price to the underlying mineral and slag project assets by the amount of the assumed tax liability.

The Company has used current effective federal and state review tax rates in determining the proper amount of deferred taxes. Attached hereto as Exhibit A is the computation used to make the determination of the assigned value of the asset and the related deferred tax liability.

66.
We note that you recorded income tax benefits of $1,080,375, $1,122,457, and $399,645 for the years ended December 31, 2007, 2006 and 2005, respectively.  We also note that you did not provide a full valuation allowance against your net operating loss carryforwards. Please tell us why you are recording income tax benefits considering your history of operating losses.  Fully explain your consideration of paragraphs 20 through 25 to SFAS 109, including all positive and negative evidence.  Your response should clearly support that no valuation allowance is required and why the deferred tax assets reported in your balance sheets as of December 31, 2007 and 2006 are more likely than not recoverable.  Successful resolution of this comment will require a complete and thorough analysis.

The Company has generated exploration stage losses since the change of its business plan in 2005.  The Company acquired two mineral properties which have resulted in acquisition related deferred tax liability.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

The Company analyzed the need for a valuation allowance against its gross deferred assets at various balance sheet dates, giving consideration to SFAS 109, paragraphs 20 through 25, and in particular, SFAS 109, paragraph 21.a. (“future reversals of existing temporary differences”), which the Company believes to be the most relevant to the Company’s circumstances.

The Company looked to the “future reversals of existing temporary differences” as the sole source of taxable income to offset its gross deferred tax assets, and to the extent such reversing temporary differences were available to offset deferred tax assets, the Company believes that no valuation allowance was required with respect to such deferred assets.

The Company analyzed the existence of other sources of taxable income, as identified in SFAS 109, paragraphs 21 b, c and d.  The Company determined that the only source of taxable income available to realize its gross deferred assets was its mineral assets under SFAS 109, paragraph 21.a. (“future reversals of existing temporary differences”).

Prior to and shortly after the completion of the acquisition of the Clarkdale property, the Company had obtained internal technical studies and preliminary cash flow analysis developed by the Company’s technical and investment banking consultants indicating that potential cash flows from each of the two mineral properties may greatly exceed acquisition costs and exploration and evaluation costs expended on the properties.  The Company previously has provided these studies and analysis through a confidential submission to the staff.  An analysis of these studies in response to this Comment will be included in an additional confidential submission to the staff to be provided under separate cover.

The Company concluded that the future temporary differences would reverse and concluded that the future taxable temporary differences would reverse in such a manner as, more likely than not, to allow the realization of some or all of the deferred tax assets related to the mining of the mineral assets.

As detailed in the separate cover letter transmitting the confidential submission to the Staff, the Company is requesting confidential treatment of this information and that it be returned to the Company under the guidelines of Rule 418(b) under the Securities Act and Rule 12b-4 under the Exchange Act.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

Note 16. Restatement of Prior Financial Statements, page F-42

67.
We note your disclosure that the “acquisition accounting methods used in prior periods to record the purchase accounting for the Slag Project were not appropriate.”  Please revise to be more specific about how the accounting methods were not appropriate and how you corrected the errors.

The Company has revised disclosure in Note 1 on page F-19, and Note 16 on page F-40 to the financial statements to provide more specific information as to why the accounting methods were not appropriate and how the errors were corrected.

68.	Please revise to clarify why you present 2 separate restatements in Note 16 on pages F-43 and F-45.

The restatement disclosures in Note 16 on page F-45 represent restatements to balance sheet items.  The restatement disclosures in Note 16 on page F-46 represent restatements to statements of operations.

69.
Please revise footnote (g) on page F-44 to clarify the specific reason for the “revision of the acquisition accounting related to the payment terms and conditions contained in the agreement.”  The reason for the specific restatement adjustments should be disclosed.

The Company has revised disclosure in Note 16(g) on page F-47 to the financial statements to provide more specific information for clarity.

Note 18. Supplemental Financial Information, page F-48

70.	Please tell us what the pro forma financial information presented in Note 18 represents and how it complies with Article 11 of Regulation S-X.

The Company believes that the disclosure of the pro forma information in Note 18 is not required, as the acquisition does not meet the definition of a business under EITF 98-03 and the Company has removed such pro forma information from the financial statements.

Financial Statements for the Three Months Ended March 31, 2008

Note 1. Fair value of financial instruments, page F-57

71.
We note that your financial instruments are valued and disclosed based on SFAS 107.  However, for financial assets and financial liabilities, SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  Revise to provide the disclosures required by paragraphs 32 - 35 of SFAS 157.

The Company has revised its disclosure in Note 1 on page F-57 to the current interim financial statements to provide the required disclosures .

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

Recent Sales of Unregistered Securities, page II-3

72.
Please reconcile the disclosure in this section with the disclosure on page 35 and the transactions mentioned in your Statement of Stockholders’ Equity.  For example, we note your reference to a March 22, 2007 transaction on page 35 that does not appear to be addressed in this section.

In response to your comments, the Company has updated the disclosure in Part II to include all relevant transactions since the filing of the prior amendment to the registration statement.  Further, the March 22, 2007 transaction previously had been disclosed in Part II (see page II-5).

Undertakings, page II-9

73.
Please provide the undertaking required by Regulation S-K Item 512(a)(6).  Also, please use the language required by Item 512(a) to distinguish between the statements you make in the last two paragraphs on page II-9.

In response to your comments, the Company has revised and updated the undertakings at pages II-10 and II-11.

Exhibits

74.	Please tell us which exhibit represents the agreement to transfer title to the Searchlight claims in the second quarter of 2008 mentioned at the bottom of page 9.

In response to your comments, the Company has included as Exhibit 10.52 the relevant exhibits relating to the agreements relating to the transfer of title to the Searchlight Claims.

75.
Please file your complete Articles of Incorporation as amended in one exhibit without requiring investors to piece together exhibits from different documents to assemble the current version of your charter.

In response to your comments, the Company has refiled Exhibit 3.1 to include, as one exhibit, the current version of the Company’s articles of incorporation, as amended to date.

76.
Please file the consent of each expert whose report or opinion is quoted or summarized in your registration statement.  For example, we note the reports of Canadian Environmental & Metallurgical, Inc. and SGS Lakefield Research on page 47.  We also note that you have incorporated some consents by reference; however, because those consents refer only to a prior amendment, they are not sufficient for the current amendment.  Please ensure that each consent that you file clearly consents to the discussion and summary of the expert’s report as it appears in the registration statement and to being named in the registration statement.

In response to your comments, the Company has filed the expert reports as Exhibits 23.1-23.11 in the manner described in your comment.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

Exhibit 5.1

77.
Please do not file an opinion that assumes conclusions of law that are a requirement of the ultimate opinion given.  For example, we note the assumptions in the third and fifth paragraphs regarding the issuance being in compliance with your articles of incorporation.  In this regard, since the opinion already assumes that the shares are issued in the manner described in the prospectus, it is unclear why this additional assumption regarding your articles of incorporation is necessary.

In response to your comments, the Company has filed a revised opinion of legal counsel as Exhibit 5.1.

78.
Refer to carve out of “other [Nevada] laws” in the fourth paragraph.  Please tell us which other Nevada laws affect the issues that must be addressed by the opinion required by Regulation S-K Item 601(b)(5).  If other laws affect those issues, please tell us how you believe you have complied with your obligations under Item 601(b)(5) given that this exhibit excludes those laws.

In response to your comments, the Company has filed a revised opinion of legal counsel as Exhibit 5.1.

Form I0-KSB for the Fiscal Year Ended December 31, 2007

Item 7. Financial Statements, page 50

79.	Please consider the comments issued on your Form S-1 to the extent applicable when you amend your Form 10-KSB.

The Company intends to amend its Form 10-KSB in conformity with your comments to the registration statement.

Report Of Independent Registered Public Accounting Firm, page F-1

80.
It does not appear that your auditors have issued an opinion on the inception to December 31, 2007 cumulative data in the statements of operations, stockholders’ equity and cash flows.  Please tell us the extent to which your auditors are associated with the cumulative to date data and revise the audit opinion as appropriate.

In response to your comments, the Company’s independent auditors have provided a revised audit opinion for the periods covered in their respective audits on pages F-2 and F-3.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

Item 8A(T). Controls and Procedures, page 51

81.
In light of the fact of the restatements disclosed in Note 16 in Form 10-KSB and Note 16 to Amendment No. 4 to Form S-1/A and the significant revisions in the amendment to your Form S-1, disclose in reasonable detail the basis for your officers’ conclusions that the company’s disclosure controls and procedures and internal controls over financial reporting continue to be effective as of the end of the period covered by the report.

In light of the subsequent restatements disclosed in Note 16 to the financial statements included in the Company’s Form 10-KSB and Note 16 to the financial statements included in the Amendment No. 4 to Form S-1/A and the revisions the Company’s Form S-1, the Company has amended the Registration Statement at pages 34 - 35 in the section entitled “Management’s Discussion And Analysis of Financial Condition and Results of Operations - Restatements” and intends to amend Item 8A(T), as reported in the 10-KSB for the year ended December 31, 2007, to disclose that management’s assessment of internal controls found them to be ineffective and will disclose each identified material weakness.

In addition, the quarterly periodic reports that were filed for the quarterly periods ending March 31, June 30 and September 30, 2008 will be amended as applicable to report on the status of any material weakness that will be disclosed in the amended Form 10-KSB for 2007, and how any such material weakness was remediated.  The periodic report will also disclose any controls which are still considered to be ineffective, and any new controls which have been implemented.

The Company has filed a Current Report on Form 8-K on December 22, 2008 to disclose the identified material weaknesses and how the Company intends to remediate such material weakness.

Exhibits 31.1. and 31.2

82.
We note that the certifications filed as Exhibits 31.1.1 and 31.2.1 did not include the language regarding internal control over financial reporting in the introduction to paragraph 4 and in paragraph 4(b) of Item 601(b)(31) of Regulation S-B.  Please note the guidance in SEC Release 33-8618, which states that the omitted language in the introduction to the fourth paragraph and in paragraph 4(b) must be provided in the first annual report required to contain management’s internal control report and in all periodic reports filed thereafter.  Accordingly, please file an amendment to your Form 10-KSB that includes the certification as set forth in Item 601(b)(31) of Regulation S-B.

At such time as the Company files an amendment to the Form 10-KSB, the Company will amend the relevant certifications in conformity with your comments.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

Current Reports on Form 8-K

83.
You should not indicate that comments issued by the Commission’s staff were issued by the Commission itself or that your filings subject to staff review were reviewed by the Commission itself.  We note, for example, your statements in your Forms 8-K filed on July 3, 2008 and August 6, 2008.

The Company undertakes to comply with your comments in this regard in the future.

84.
We note that the exhibit to your July 3, 2008 Form 8-K states that the Commission requested time to review your registration statement and that the reason your shareholders meeting was changed was due to the time required for the review; however, it is unclear how investors could determine from your statement that the reason for the delay was not the result of a Commission request but rather it was because you had not responded to staff comments for nearly one year at the time of your statement.  Please ensure that your statements permit investors to draw accurate conclusions.

The Company undertakes to comply with your comments in this regard in the future.

Form 8-K Filed January 3, 2008

85.	Please provide us your detailed analysis regarding how the press release filed as exhibit 99.1 is consistent with the Manner of Offering provisions of Regulation D.

The Company notes the Manner of Offering provisions of Rule 502(c) cited in your comments.  In December 2007, the Company’s Board of Directors  resolved to conduct a series of private placements consisting of an aggregate of approximately $10 million of units of the Company’s securities at a price of $1.60 per unit.  The units were to be comprised of one share of the Company’s common stock and one-half of one share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional share of common stock at a price of $2.40 per share for a period of two years from the date of issuance.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

The series of contemplated private placements were to be conducted on more favorable terms than the Company’s prior private placements in February and March 2007.  The February and March 2007 private placements consisted, in the aggregate, of 7,321,827 units of our securities at a price of $3.00 per unit resulting in gross proceeds of $21,965,485 to non-US persons and to US accredited investors.  Each unit consisted of one share of the Company’s common stock and one half of one share purchase warrant (with each whole warrant entitling the subscriber to purchase one additional share for a period of two years from the closing date at an exercise price of $4.50 per share).

The Company intended to extend the terms of the proposed private placements only to persons who were: (a) pre-existing stockholders of the Company who had previously participated in the recent private placements of the Company’s securities (i.e. the February and March 2007 private placements), (b) persons who had previously expressed an interest in investing in the Company, and (c) persons introduced by the participating placement agents.  Rather, the Company intended to provide previous investors with the opportunity to invest in the Company on more favorable terms than offered in the February and March 2007 private placements.

The Company completed the first of the series of these private placements on December 26, 2007.  The December 2007 private placement consisted of 3,125,000 units at a price of $1.60 per unit for total proceeds of $5,000,000 to non-US persons.

The Company’s January 3, 2008 press release announced the results of the December 2007 private placement and the Company’s plans to pursue the balance of the previously approved private placements.  The Company did not intend that the press release serve as any type of advertisement or solicitation for investors in future private placements.

On February 7, 2008, the Company completed two concurrent private placement offerings for gross proceeds of $5,250,000 to non-US persons and to US accredited investors.  A total of 3,281,250 units were issued at a price of $1.60.  Each unit consisted of one share of the Company’s common stock and one-half of one share purchase warrants.  Each whole share purchase warrant entitles the holder to purchase one additional share of the Company’s common stock at a price of $2.40 per share for a period of two years from the date of issuance.

All of the participants in the February 2008 private placements were persons: (a) who previously had invested in the February and March 2007 private placements or in the December 2007 private placement, (b) who had expressed an interest in investing in the Company prior to January 2008, and (c) introduced by the participating placement agents.  The Company directly, or indirectly though its participating placement agents, approached these investors to participate in the February 2008 private placements separately and apart from the press release and were not contacted by any prospective new investors who purported to have learned about the contemplated private placements through the press release.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

As such, the Company does not believe that the January 3, 2008 press release constituted or had the effect of constituting a general solicitation or general advertisement in the manner proscribed by Rule 502(c).

Current Report on Form 8-K Filed June 17, 2008

86.
Please provide the disclosure required by Item 5.03(a)(2) of Form 8-K. For example, it appears that you have changed your 10% quorum requirement reflected in your Form 8-K filed May 4, 2007.  Your June 17, 2008 Form 8-K should clearly explain such changes without requiring investors to search for the differences between the exhibit to that Form 8-K and the previous version of your bylaws.

In response to your comments, the Company filed an amendment to the Form 8-K on September 29, 2008 to provide a fuller description of the material amendments to the Company’s Bylaws.

Preliminary Proxy Statement on Schedule 14A Filed June 20, 2008

87.	Please revise your preliminary proxy material to address the applicable comments above.

At such time as the Company files an amendment to the proxy statement, the Company will amend the proxy statement in conformity with your comments.

United States Securities and Exchange Commission
Russell Mancuso, Legal Branch Chief
December 22, 2008

In connection with the Company’s response to your comment letter, the Company acknowledges that:

1.           The Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Registration Statement;

2.           The staff’s comments or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

3.           The Company may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses fully address your inquiries.  Please contact us if you have any further questions at the address and phone number in our letterhead.

Very truly yours,

/s/ Jeffrey P. Berg Jeffrey P. Berg of BAKER & HOSTETLER LLP

CC:	CARL S. AGER
KRISTIN LOCHHEAD
ALAN MORRIS
IAN R. MCNEIL
MELVIN WILLIAMS

EXHIBIT A

Searchlight Minerals
Estimated DTL impact from various transactions
Period 2005 - 2007 - as restated 05-12-08
All information and assumptionsPBC

				Acquisition Date										Acquisition Date
	6/1/ 2005							6/1/2005 - 7/7/05			7/7/ 2005

	A	B	B-A	Adj to	Adjusted			A	B	B-A	A	B	B-A	Adj to	Adjusted
	Basis	Basis		Basis	Basis	Basis		Basis	Basis		Basis	Basis		Basis	Basis	Basis
Deferred Item	Book	Tax	Diff	Book	Book	Tax	Diff	Book	Tax	Diff	Book	Tax	Diff	Book	Book	Tax	Diff

Nano Warrants, 06/01/05	1,310,204	—	(1,310,204)	608,277	1,918,481	—	(1,918,481)	1,918,481	—	(1,918,481)	1,918,481	—	(1,918,481)	—	1,918,481	—	(1,918,481)
Claims 05								—	—	—	577,134	127,134	(450,000)	242,308	819,442	127,134	(692,308)
Claims 06
Feb 15, 2007 Transaction Assets
June 29, 2007 Transaction Assets
NOLs 05 - acquired	—	180,547	180,547	—	—	180,547	180,547	—	180,547	180,547	—	180,547	180,547	—	—	180,547	180,547
NOLs 7/8/05 - 12/31/05									—	—						Pass 37 days
NOLs 1/1/06 - 7/26/06
NOLs 7/27/06 -12/31/06
NOLs 1/1/07 - 2/15/07
NOLs 2/16/07 - 6/28/07
NOLs 6/29/07 -12/31/07
NOLs 01/01/08 - 03/31/08
Valuation Allowance										—

Total	1,310,204	180,547	(1,129,657)	608,277	1,918,481	180,547	(1,737,934)	1,918,481	180,547	(1,737,934)	2,495,615	307,681	(2,187,934)	242,308	2,737,923	307,681	(2,430,242)

Tax Rate (without gross up)			35.0%				35.0%			35.0%			35.0%				35.0%

Tax Rate (with gross up)			53.8%				N/A			N/A			53.8%				N/A

Grossed Up DTL			(608,277)				(608,277)			(608,277)			(242,308)	Note 2			(850,585)
						Proof	—								Change in DTL		(242,308)
																Proof	(0)

Tax Provision <Benefit>									Gross	—
								P&L	Tax Effected	—
									Proof	—

Adjusting Journal Entry - Solely Related to Income Taxes							DR<CR>			DR<CR>							DR<CR>
JV Option							608,277
Claims 05																	242,308
Claims 06
Feb 15, 2007 Transaction Assets
June 29, 2007 Transaction Assets
Deferred Taxes Long Term							(608,277)			—							(242,308)
Tax Provision Expense <Benefit>										—

	7/7/2005 - 12/31/05				1/1/06 - 7/26/06			7/27/ 2006

	A	B	B-A		A	B	B-A	A	B	B-A	Adj to	Adjusted
	Basis	Basis			Basis	Basis		Basis	Basis		Basis	Basis	Basis
Deferred Item	Book	Tax	Diff		Book	Tax	Diff	Book	Tax	Diff	Book	Book	Tax	Diff

Nano Warrants, 06/01/05	1,918,481	—	(1,918,481)		1,918,481	—	(1,918,481)	1,918,481	—	(1,918,481)		1,918,481	—	(1,918,481)
Claims 05	819,442	127,134	(692,308)		819,442	127,134	(692,308)	819,442	127,134	(692,308)		819,442	127,134	(692,308)
Claims 06						—	—	3,080,000	—	(3,080,000)	1,531,848	4,611,848	—	(4,611,848)
Feb 15, 2007 Transaction Assets
June 29, 2007 Transaction Assets
NOLs 05 - acquired	—	180,547	180,547		—	180,547	180,547	—	180,547	180,547	—	—	180,547	180,547
NOLs 7/8/05 - 12/31/05		1,141,843	1,141,843			1,141,843	1,141,843		1,141,843	1,141,843	—	—	1,141,843	1,141,843
NOLs 1/1/06 - 7/26/06						1,523,538	1,523,538		1,523,538	1,523,538	—	—	1,523,538	1,523,538
NOLs 7/27/06 -12/31/06
NOLs 1/1/07 - 2/15/07
NOLs 2/16/07 - 6/28/07
NOLs 6/29/07 -12/31/07
NOLs 01/01/08 - 03/31/08
Valuation Allowance			—				(235,139)			—				—

Total	2,737,923	1,449,524	(1,288,399)		2,737,923	2,973,062	0	5,817,923	2,973,062	(2,844,861)	1,531,848	7,349,771	2,973,062	(4,376,709)

Tax Rate (without gross up)			35.0%				35.0%			35.0%				35.0%

Tax Rate (with gross up)			N/A				N/A			53.8%				N/A

Grossed Up DTL			(450,939)				0			(1,531,848)				(1,531,848)
													Proof	—

Tax Provision <Benefit>		Gross	(1,141,843)			Gross	(1,288,399)
	P&L	Tax Effected	(399,645)		P&L	Tax Effected	(450,940)
		Proof	—			Proof	—

Adjusting Journal Entry - Solely Related to Income Taxes			DR<CR>				DR<CR>							DR<CR>
JV Option
Claims 05
Claims 06														1,531,848
Feb 15, 2007 Transaction Assets
June 29, 2007 Transaction Assets
Deferred Taxes Long Term			399,645				450,940							(1,531,848)
Tax Provision Expense <Benefit>			(399,645)	FS			(450,940)

			Record
			1/1/2006

	7/28/06 - 12/31/06				1/1/07 - 2/14/07				2/15/07

	A	B	B-A		A	B	B-A		A	B	B-A	Adj to	Adjusted
	Basis	Basis			Basis	Basis		Rate	Basis	Basis		Basis	Basis	Basis
Deferred Item	Book	Tax	Diff		Book	Tax	Diff	Change	Book	Tax	Diff	Book	Book	Tax	Diff

Nano Warrants, 06/01/05	1,918,481	—	(1,918,481)		1,918,481	—	(1,918,481)		1,918,481	—	(1,918,481)		1,918,481	—	(1,918,481)
Claims 05	819,442	127,134	(692,308)		819,442	127,134	(692,308)		819,442	127,134	(692,308)		819,442	127,134	(692,308)
Claims 06	4,611,848	—	(4,611,848)		4,611,848	—	(4,611,848)		4,611,848	—	(4,611,848)		4,611,848	—	(4,611,848)
Feb 15, 2007 Transaction Assets									80,297,562	1,856,575	(78,440,987)	48,076,734	128,374,296	1,856,575	(126,517,721)
June 29, 2007 Transaction Assets
NOLs 05 - acquired	—	180,547	180,547		—	180,547	180,547		—	180,547	180,547	—	—	180,547	180,547
NOLs 7/8/05 - 12/31/05	—	1,141,843	1,141,843		—	1,141,843	1,141,843		—	1,141,843	1,141,843	—	—	1,141,843	1,141,843
NOLs 1/1/06 - 7/26/06		1,523,538	1,523,538			1,523,538	1,523,538		—	1,523,538	1,523,538	—	—	1,523,538	1,523,538
NOLs 7/27/06 -12/31/06		1,918,621	1,918,621			1,918,621	1,918,621		—	1,918,621	1,918,621	—	—	1,918,621	1,918,621
NOLs 1/1/07 - 2/15/07						178,262	178,262		—	178,262	178,262	—	—	178,262	178,262
NOLs 2/16/07 - 6/28/07
NOLs 6/29/07 -12/31/07
NOLs 01/01/08 - 03/31/08
Valuation Allowance			—				—				—				—

Total	7,349,771	4,891,683	(2,458,088)		7,349,771	5,069,945	(2,279,826)		87,647,333	6,926,520	(80,720,813)	48,076,734	135,724,066	6,926,520	(128,797,546)

Tax Rate (without gross up)			35.0%				35.0%	3.0%	rate change		38.0%				38.0%

Tax Rate (with gross up)			N/A				N/A				61.3%				N/A

Grossed Up DTL			(860,331)	FS			(797,939)	(68,395)			(48,076,734)	Note 2			(48,943,068)
													Change in DTL		(48,076,734)
														Proof	—

Tax Provision <Benefit>		Gross	(1,918,621)			Gross	(178,262)
	P&L	Tax Effected	(671,517)		P&L	Tax Effected	(62,392)
		Proof	—			Proof	—

Adjusting Journal Entry - Solely Related to Income Taxes			DR<CR>				DR<CR>	DR<CR>							DR<CR>
JV Option
Claims 05
Claims 06
Feb 15, 2007 Transaction Assets															48,076,734
June 29, 2007 Transaction Assets
Deferred Taxes Long Term			671,517				62,392	(68,395)							(48,076,734)
Tax Provision Expense <Benefit>			(671,517)				(62,392)	68,395

			Record				Record
			12/31/2006	(1,122,457)	FS		2/14/2007

	2/15/07 - 6/28/07			6/29/07							6/30/07 - 12/31/07

	A	B	B-A	A	B	B-A	Adj to	Adjusted			A	B	B-A
	Basis	Basis		Basis	Basis		Basis	Basis	Basis		Basis	Basis
Deferred Item	Book	Tax	Diff	Book	Tax	Diff	Book	Book	Tax	Diff	Book	Tax	Diff

Nano Warrants, 06/01/05	1,918,481	—	(1,918,481)	1,918,481	—	(1,918,481)		1,918,481	—	(1,918,481)	1,918,481	—	(1,918,481)
Claims 05	819,442	127,134	(692,308)	819,442	127,134	(692,308)		819,442	127,134	(692,308)	819,442	127,134	(692,308)
Claims 06	4,611,848	—	(4,611,848)	4,611,848	—	(4,611,848)		4,611,848	—	(4,611,848)	4,611,848	—	(4,611,848)
Feb 15, 2007 Transaction Assets	128,374,296	1,856,575	(126,517,721)	128,374,296	1,856,575	(126,517,721)		128,374,296	1,856,575	(126,517,721)	128,374,296	1,856,575	(126,517,721)
June 29, 2007 Transaction Assets				4,508,000	—	(4,508,000)	2,762,968	7,270,968	—	(7,270,968)	7,270,968	—	(7,270,968)
NOLs 05 - acquired	—	180,547	180,547	—	180,547	180,547		—	180,547	180,547	—	180,547	180,547
NOLs 7/8/05 - 12/31/05	—	1,141,843	1,141,843	—	1,141,843	1,141,843		—	1,141,843	1,141,843	—	1,141,843	1,141,843
NOLs 1/1/06 - 7/26/06	—	1,523,538	1,523,538	—	1,523,538	1,523,538		—	1,523,538	1,523,538	—	1,523,538	1,523,538
NOLs 7/27/06 -12/31/06	—	1,918,621	1,918,621	—	1,918,621	1,918,621		—	1,918,621	1,918,621	—	1,918,621	1,918,621
NOLs 1/1/07 - 2/15/07	—	178,262	178,262	—	178,262	178,262		—	178,262	178,262	—	178,262	178,262
NOLs 2/16/07 - 6/28/07		1,100,128	1,100,128	—	1,100,128	1,100,128		—	1,100,128	1,100,128	—	1,100,128	1,100,128
NOLs 6/29/07 -12/31/07											—	1,758,760	1,758,760
NOLs 01/01/08 - 03/31/08
Valuation Allowance

Total	135,724,066	8,026,648	(127,697,418)	140,232,066	8,026,648	(132,205,418)	2,762,968	142,995,034	8,026,648	(134,968,386)	142,995,034	9,785,408	(133,209,626)

Tax Rate (without gross up)			38.0%			38.0%				38.0%			38.0%

Tax Rate (with gross up)			N/A			61.3%				N/A			N/A

Grossed Up DTL			(48,525,019)			(2,762,968)	Note 2			(51,287,987)			(50,619,658)	FS
								Change in DTL		(2,762,968)
								Proof		(0)

Tax Provision <Benefit>		Gross	(1,100,128)									Gross	(1,758,760)
	P&L	Tax Effected	(418,049)								P&L	Tax Effected	(668,329)
		Proof	0									Proof	(0)

Adjusting Journal Entry - Solely Related to Income Taxes			DR<CR>							DR<CR>			DR<CR>
JV Option
Claims 05
Claims 06
Feb 15, 2007 Transaction Assets
June 29, 2007 Transaction Assets										2,762,968
Deferred Taxes Long Term			418,049							(2,762,968)			668,329
Tax Provision Expense <Benefit>			(418,049)										(668,329)

			6/28/2007										Record
													12/31/2007	(1,080,374)	FS

NOTES:

Note 1 - The tax rate is a blended federal of 35% with state of 3%.  The 3% state rate is based on the expected apportioned state rate of Arizona, which is then federally effected to 3%.  We noted that some of the deferreds are specific to federal jurisidiction, such as federal NOLs, which should not be tax effected at the state rate of 3%.  We calculated the impact of the 3% applied to the federal NOLs and determined it to be minor.  Pass adjusting the analysis for this issue.

Note 2 - At June 2007, the company has signficant DTLs, therefore, for the June transaction, there are no valuation allowance considerations, and therefore, the 'gross up' calc is based solely upon the assets acquired, and not impacted by existing deferrreds

Note 3 - At Dec 2007, the NOL carryover includes both federal and state NOLs.  This approach assumes that the fedeal NOL and the state NOL incurred in the current year are equal; however, they would be different due to apportionment of some of the federal loss to Nevada.  We have calculated the difference and it is minor.

Note 4 - Purchase price of Clarkdale Slag Project updated for accounting treatment of VRIC payable.